Secured Digital Applications, Inc.
                             Park 80 West, Plaza One
                             Saddle Brook, NJ 07663
                        (201) 843-0222 (201) 843-0931 fax
                               www.digitalapps.net


                                                      June 9, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:      Secured Digital Applications, Inc.
         Registration Statement on Form S-3
         Filed September 9, 2005
         File No. 333-128200

Dear Sir/Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Secured Digital Applications, Inc. hereby applies for the withdrawal of the Registration Statement with all exhibits thereto, and requests that the Securities and Exchange Commission (the "Commission") consent to such withdrawal effective as of the date hereof. The Registration Statement was filed in connection with the proposed resale of certain shares issued in private and foreign placements under Regulations D and S.

     The company intends to refile on Form S-1 after it has completed the restatement of its financials for the quarters ending June 30 and September 30, 2005 and is advised that the Commission has no further comments.

     Please contact the Company's outside counsel, Jay R. McDaniel, at (201) 845-3392 if you have any questions regarding this request for withdrawal.



Yours sincerely



/s/ Patrick S.H. Lim
---------------------
Patrick S.H. Lim
Chairman & CEO